SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S/A
CNPJ nº 02.558.144/0001-93 NIRE nº 29.3.0002389-2
(Publicly Held Company)

NOTICE TO SHAREHOLDERS

Tele Leste Celular Participações S/A hereby informs the public that its Board of Directors has approved an increase in the capital stock arising out of a corporate restructuring process. The amortization of the premium resulting from such process resulted in a tax benefit of nine hundred and seventy-nine thousand, five hundred and forty-seven reais and twenty-eight cents (R$979,547.28), which represents a credit to the holding companies, Iberoleste Participações S.A. and Tagilo Participações Ltda., to be used for increase of the capital stock of the company through issue of new common shares, provided that the preemptive right set forth in article 171 of Law no. 6404/76 is ensured, and any funds eventually arising from the exercise of preemptive rights shall be credited to Iberoleste Participações S.A. and Tagilo Participações Ltda..

1. TOTAL AMOUNT OF SHARE SUBSCRIPTION AND CAPITAL INCREASE

Nine hundred and seventy-nine thousand, five hundred and forty-seven reais and twenty-eight cents (R$979,547.28).

2. NUMBER AND TYPE OF SHARES TO BE ISSUED

One billion, two hundred and twenty-four million, four hundred and thirty-four thousand, one hundred (1,224,434,100) book-entry type common shares, without face value.

3. ISUANCE PRICE:

Eighty cents of reais (R$0.80) per lot of one thousand common shares. The issuance price of the (common) shares corresponds to the weighted average of prices for the last 20 floor sessions of the Bovespa (São Paulo Stock Exchange) immediately preceding and including February 10, 2004 .

4. DIVIDENDS

The shares resulting from this issuance will be entitled to full dividends and/or interests on own capital declared for fiscal year 2004.

5. TERM FOR EXERCISE OF THE PREEMPTIVE RIGHT:

Beginning : February 13, 2004 ; End: March 15, 2004 .

6. SUBSCRIPTION RIGHT PROPORTION:

In order to ascertain the number of shares that can be subscribed, the shareholder should multiply the number of shares held by he/she/it on February 12, 2004 for the following factors:

Type of shares held	Factor	Type to be subscribed
Common	0.002553857	Common
Preferred	0.002553857	Common

7. Payment condition:

Cash, upon subscription.

8. Eligibility for Subscription :

8.1. Shareholders having purchased their shares until 02/12/04 shall be eligible for subscription; Shares purchased as from 02/13/04 shall be ex-subscription right for the assignee.

8.2. Holders of ADRs: The new shares shall not be registered under the Securities Act and may not be offered or sold in the United States or to North-American persons.

8.3. Shareholders wishing to trade their subscription rights during the term for exercise of preemptive rights must apply for the document for assignment of right to be issued by the financial institution acting as depositary of book-entry shares, Banco Real, or by the Custodian Entities (Stock Exchanges).

8.4. The Custodian Entities may subscribe in their name, in the proportion of their rights, as trust owners, up to the amount corresponding to the custodied shares.

9. EXCESSES:

There shall be no excess of subscription rights.

10. DOCUMENTS FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT

The shareholders are required to present originals or certified copies of the following documents:

10.1 Individual: Identity Card, Individual Taxpayer Card (CPF) and evidence of home address.

10.2 Legal Entity: National Registry of Legal Entities Card (CNPJ/MF), restated or updated Charter or Articles of Incorporation and Minutes of the Meeting that elected the current board of executive officers and evidence of address.

10.3 In case of company represented by an attorney-in-fact, the respective power of attorney with signatures certified by a notary public should be presented.

11. SERVICE LOCATION

At the branches of Banco Real.

12. TERM FOR SURRENDER OF SHARES

Within up to five (05) days after the homologation of the Increase in the Capital Stock, at Banco Real.

Brasília, February 11, 2004

Fernando Abella Garcia
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.